Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on May 26, 2019, at 10:00 A.M. (Israel time), at the offices of the Company, HaCarmel 2, second floor, Yoqneam 2069202, Israel, for the following purposes:

(i)
to re-appoint Brightman Almagor Zohar (member of Deloitte Touche Tohmatsu), as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve an amended Compensation Policy;
(iii)	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of 2022 Annual General Meeting of Shareholders of the Company; and
(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2018.

Shareholders of record at the close of business on April 23, 2019 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors, Monica Iancu Chief Executive Officer

          Dated: April 16, 2019

MIND C.T.I. LTD.
Industrial Park, Building 7
Yoqneam 2069202, Israel
PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of MIND C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2019 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on May 26, 2019, at 10:00 A.M. (Israel time), at the offices of the Company, HaCarmel 2, Yoqneam 2069202, Israel.

The agenda of the Meeting shall be as follows:
(i)
to re-appoint Brightman Almagor Zohar (member of Deloitte Touche Tohmatsu), as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve an amended Compensation Policy;
(iii)	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of 2022 Annual General Meeting of Shareholders of the Company; and
(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2018.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented at the Meeting, as described above. All proxies must be received at least 72 hours prior to the time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 23, 2019 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 29, 2019 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is May 4, 2019.

On April 1, 2019 the Company had 19,814,126 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2019, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,265	(2)	16.74%
Invesco Ltd. and affiliates	1,200,000	(3)	6.06%

(1)	Based on 19,814,126 ordinary shares outstanding on April 1, 2019.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)
Based on a Schedule 13G filed with the SEC on February 14, 2017. Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and advises the Invesco European Small Company Fund, which owns the foregoing shares.

EXECUTIVE COMPENSATION

For information relating to the compensation of our five most highly compensated officers with respect to the year ended December 31, 2018, please see "Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – Summary Compensation Table" in our annual report on Form 20-F for the year ended December 31, 2018.

ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

The Company’s independent auditor is Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu Limited (the "Auditor"). At the Meeting, the shareholders will be asked to approve the re-appointment of the Auditor as the Company’s independent auditors until the Company’s next Annual General Meeting, and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so. The remuneration paid to the Auditor for audit and non-audit services provided to the Company in the year 2018 was set forth in the Company's annual report on Form 20-F and will be presented at the Meeting.

Under the Israeli Companies Law, 5759–1999 (the “Companies Law”), the shareholders of the Company are authorized to appoint the Company’s independent auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s Auditor, be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be authorized to determine the Auditor’s remuneration or to delegate the Audit Committee thereof to do so.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – TO APPROVE AN AMENDED COMPENSATION POLICY

Pursuant to the Companies Law, we are required to adopt a policy governing the compensation of our officers and directors. On August 11, 2016, our shareholders approved the Company’s current Compensation Policy (the "Compensation Policy").

In general, according to the Companies Law, the Compensation Policy is required to be recommended for approval by the Compensation Committee, followed by the approval of the Board of Directors and finally by the shareholders of the Company (by a special majority).

The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and must be reapproved in accordance with the abovementioned approval process at least once every three years.

Our Compensation Committee and Board of Directors recommend reapproving the Compensation Policy with an amendment to the guidelines for the approval of liability insurance in favor of our officers and directors from time to time. Under applicable regulations promulgated under the Companies Law, since these guidelines appear in the Compensation Policy, our Compensation Committee are authorized to approve the purchase of such insurance policies from time to time, without the approval of our Board of Directors and shareholders, subject to compliance with such guidelines.

The guidelines in the current Compensation Policy provide for a limit of liability of the insurer up to $5 million per claim and in the aggregate for the term of the policy, with the maximum excess fee (i.e., “deductible”) being $200,000. The proposal is to increase the deductible to $1.5 million. In addition, the current guidelines limit the annual premium to a maximum amount of $100,000, subject to increase of the premium by up to 10% per year. The proposal is the increase of the maximum annual premium to $150,000, subject to increase of the maximum annual premium by up to 10% per year. These changes are necessary in light of the increasing excess fee and costs of D&O insurance coverage, such that the Company would not be able to purchase D&O liability insurance on the terms of the current guidelines.

If this proposal is not approved, then the current Compensation Policy will continue to be in full force and effect.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amended Compensation Policy set forth in Annex A hereto.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the matter; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders or interested parties does not exceed two percent of the total voting rights in the Company.

The Company does not have a controlling shareholder, but our officers and directors are deemed to have a personal interest in this proposal. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted. Under the Companies Law, a "personal interest" of a shareholder: (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO; and (ii) excludes an interest arising solely from the ownership of the Company's shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – TO APPROVE THE RE-ELECTION OF MS. MONICA IANCU AS A CLASS I
DIRECTOR OF THE COMPANY UNTIL THE CLOSE OF 2022 ANNUAL GENERAL
MEETING OF SHAREHOLDERS OF THE COMPANY

Under the Company’s Articles of Association, our Board of Directors (excluding our External Directors) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

Ms. Monica Iancu is a member of Class I of the Board of Directors, and her term of office will expire at the Meeting. If Ms. Monica Iancu is re-elected, her term of office will expire at the Company’s 2022 Annual General Meeting of shareholders.

Ms. Iancu founded the Company in 1995 and has served as its President and Chief Executive Officer since inception and, until April 6, 2012, also served as the Chairperson. Ms. Iancu holds a B.Sc. degree in Computer Science and a Master of Sciences Degree in Computer Sciences (Telecommunications) from the Technion, Israel Institute of Technology.

On March 4, 2019, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders re-elect Ms. Monica Iancu as a Class I Director for an additional term until the Company’s Annual General Meeting to be convened in 2022. The reasons underlying this resolution include Monica's leadership towards sustained profitability over the past two decades, her intimate knowledge of the Company and its industry, her understanding of both the business and financial aspects of the Company and her expertise with Board practices and corporate governance. The Company’s Audit Committee and Board of Directors believe that Ms. Iancu's re-election as a Director is in the best interest of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Ms. Iancu as a Class I director of the Company to serve until the Annual General Meeting to be convened in 2022.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2018 (the “Financial Statements”) in its annual report on Form 20-F, which has been filed with the Securities and Exchange Commission on March 21, 2019. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: April 16, 2019

By Order of the Board of Directors, Monica Iancu Chief Executive Officer

Annex A

MIND CTI Ltd.

Form of Compensation Policy

1.	Introduction
1.1.
Pursuant to the provisions of the Companies Law 5759– 1999 (the “Companies Law”), the Board of Directors of the Company approved on May 8, 2013 and re-approved on May 5, 2016 a compensation policy (the “Compensation Policy”) with regard to the terms of service and employment of officers[1] of MIND CTI Ltd. (the “Company”), following the recommendation of the Company’s Compensation Committee who discussed and considered the Compensation Policy. The Compensation Policy was approved by the General Meeting of shareholders on June 24, 2013, August 11, 2016, and May 26, 2019.

1.2.	The Compensation Policy shall be subject to all mandatory provisions of any applicable law which apply to the Company and its officers, and to the Company's Articles of Association.

Several main principles and objectives form the basis of the Compensation Policy: (a) To promote the Company's goals and targets and its long term policy; (b) To create appropriate incentives for the Company’s officers, considering, among others, the Company’s risk management policy; (c) To adopt a compensation package combination that matches the size of the Company and the nature of its activities; and (d) To comply with the provisions of the law by compensating those eligible pursuant to the Compensation Policy, based on their contribution and their efforts to the development of the Company’s business and promotion of its goals, in the short and long term.

1.3.
The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be re-approved as required by the Companies Law, every three years.

2.	The Compensation Policy

2.1.	Parameters for Examining the Compensation Terms

In general, the compensation terms for officers shall be examined while taking into consideration, inter alia, the following parameters:

2.1.1.	The education, qualifications, expertise, seniority (in the Company in particular, and in the officer's profession in general), professional experience and achievements of the officer[1];

2.1.2.	The officer’s position, the scope of his responsibility and previous wage agreements that were signed with him;

2.1.3.	The officer’s contribution to the Company’s business, profits and stability;

2.1.4.	The degree of responsibility imposed on the officer;

2.1.5.	The Company’s need to retain officers who have skills, know-how or unique expertise;

1The term “officer” in this policy will be interpreted in accordance with the definition set out in the Companies Law, from time to time.

2.1.6.
The Company has examined the relationship between the terms of service and employment of its officers, which will result from the implementation of this Policy, and the wage of the other employees of the Company (including contractor employees employed at the Company, if employed at the time of approval of the compensation), and, in particular, the relationship to the average wage and median wage of such employment. However, in light of the Company's global nature and the fact that its employees are employed in various countries worldwide, under different terms of employment, the Company believes that in determining compensation for its officers it should make such examination on territorial basis (namely, examining the relationship of the compensation terms of the Company's officers together with the employment terms of its employees/contractor employees on the relevant territory).

Taking the above into consideration, the Compensation committee reviewed separately the average and median wage of the Company's employees in each territory in which the Company operates together with the employment terms of the relevant officers which will result from the implementation of this Policy and decided that the levels of compensation of the officers are within reason and that they will not harm the working relationships in the Company.

2.2.	Wage Comparisons

2.2.1.
Prior to approval of a compensation package for an officer, the Company will be entitled to conduct a wage survey that compares and analyses the level of the overall compensation package offered to an officer of the Company with the compensation package for officers in similar positions to that of the relevant officer in other companies of the same type as the Company, which operate on the global market.

2.2.2.	In the event that the Company decides to conduct a wage survey, it will be conducted internally or through an external consultant, according to the discretion of the Board of Directors, after receiving a recommendation of the Compensation Committee in this regard.

2.2.3.	Prior to approval of a compensation package for an officer, the Company will compare the average and median wage of the Company's employees in each territory in which the Company operates to the proposed employment terms of such officer and determine whether the proposed level of compensation is within reason and will not harm the working relationships in the Company.

2.3.	Compensation Terms of Officers

2.3.1.	The Company will do its utmost to approve the compensation terms of new officers prior to the date of commencement of their employment in the Company and not retroactively.

The Company shall be entitled to grant to officers (to all or part of them) a compensation package which may include a base salary, commissions, annual cash bonus and share-based compensation, or any combination thereof.

2.3.2.
Base Salary
 The base salary of a new officer in the Company shall be determined based on the parameters specified in Section 2.1 above and similar to other officers already serving in the Company. The CEO’s base salary will not exceed $240,000 per annum and the other officers’ base salary will not exceed $150,000 per annum.

2.3.3.
Commissions
 In addition to the Base Salary and any other compensation element, the Company shall be entitled to pay to its officers that are involved in the sales process, commissions based on a pre-determined commission plan. The Company believes that in light of the Company's global nature and the fact that its employees that are paid commissions (among them officers) are employed in various countries worldwide, there should be different commission plans where there are common criteria – commissions are paid only upon receipt of funds from the customer and commissions are limited (per annum) to 5 (five) times annual base salary. The VP of Sales and additional officers that are paid commissions will not receive any annual bonuses.

2.3.4.
Additional Terms of Compensation Package
 The compensation package may include additional standard benefits such as social benefits, car allowance, mobile allowance, reimbursement of expenses, advanced notice for termination of employment, medical insurance, etc.

2.3.5.
Insurance, Exculpation and Indemnification
The officers of the Company shall be entitled to benefit from the insurance, exculpation and indemnification arrangements, to be approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law

(a)	Insurance

The Company may provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for the benefit of the Company and its affiliates and/or for the benefit of the directors and Executive Officers thereof, who shall serve from time to time, according to the following guidelines:

a.
The limit of liability of the insurer shall not exceed $5 million per claim and in the aggregate for the term of the policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law, 1981, with the maximum excess fee being $1.5 million;

b.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee, which shall determine whether (i) the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions; (ii) the Insurance Policy reflects then prevailing market conditions and would not materially affect the Company’s profitability, assets or liabilities; and (iii) such renewal, extension or substitution is for the benefit of the Company and the officers and directors of the Company and its affiliates, as applicable. In any event, the annual premium shall not exceed $150,000, subject to increase of the premium by up to 10% per year;

c.	The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and, if deemed necessary by the Company, alternative quotation(s) will be considered);

d.
The insurance coverage may be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance proceeds pursuant to which the rights of the directors and officers to receive indemnity from the insurer takes precedence over the right of the Company itself.

(b)	Should a change in profile risk or control of the Company occur, the Company shall be entitled, subject to the approval of the Compensation Committee, to the following:

a.
To purchase an insurance coverage for wrongful acts occurring before the effective date of the change (the "Run-Off Coverage") of up to seven (7) years, from the same insurer or any other insurer, in Israel or overseas;

b.
The limit of liability of the insurer shall not exceed $10 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law, 1981, with the maximum excess fee being $1.5 million;

c.
The Run-Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions and (ii) the Run-Off Coverage reflects the prevailing market conditions and would not materially affect the Company’s profitability, assets or liabilities.

(c)	Any other insurance coverage purchased by the Company may be extended to include directors and officers as additional insureds, provided that such extension will not result in an additional premium.

(d)	Indemnification

The Company may indemnify its directors and Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Officer, either retroactively or in advance as provided in the Indemnity Agreement between such individual and the Company, all subject to applicable law and the Company’s articles of association, each as may be amended from time to time.

(e)	Exculpation

The Company may exempt its directors and Executive Officers, either retroactively or in advance as provided in the Indemnity Agreement between such individual and the Company, for all or any of their liability for damage in consequence of a breach of the duty of care toward the Company, to the fullest extent permitted by applicable law and the Company’s articles of association, each as may be amended from time to time.

The Insurance Policy, indemnification and exculpation shall be subject to any additional approvals as may be required under any applicable law.

2.3.6.	Advance Notice The advance notice period shall be limited to sixty days.

2.3.7.	Retirement Terms

2.3.7.1.	The retirement terms will be the minimum terms as per applicable law.

2.3.7.2.
In the event that the terms of service of the officer include retirement grants, the amount or value of a retirement grant shall not exceed 6 times such officer’s monthly base salary. The payment and amount of such retirement grant shall be subject to the relevant officer's period of employment, his term of employment during such period, the Company's performance during such period, said officers' contribution to the obtaining of the Company's goals and revenues during said period, and the circumstances of retirement.

2.3.8.	Annual Cash Bonus

The compensation package of officers may include an annual cash bonus based on measurable and non-measurable criteria as set forth hereunder (the “Bonus”) and as customary in the industry in which companies having similar characteristics to those of the Company operate.

In the event that officers are eligible for a Bonus, pursuant to the terms of employment, the Bonus shall be subject to the following:

2.3.8.1.
The Bonus will be based mainly (at least 80%) on measurable criteria, and, with respect to its less significant part (up to 20%), at the Board of Directors' and Compensation Committee's discretion based on non-measurable criteria, all as set forth hereunder.

2.3.8.2.	Measurable Criteria for the Bonus, may include, among others

•	Financial targets – bonus based on the Company's net profit

•	Compliance with milestones (as relevant for each officer)

•	Productivity indices and growth in the volume of activity

•	Cost savings

•	Implementation and promotion of planned projects

•	Promoting strategic targets that will benefit the Company in the future

At the beginning of each year, the Compensation Committee and the Board of directors shall adopt a specific bonus plan for the coming year, based on the foregoing criteria. Such a plan shall include, inter alia, the chosen measurable criteria for the coming year, the targets that need to be obtained with respect to said criteria, thresholds under which no bonuses shall be paid, bonuses budget and the amount of bonuses to be paid in relation to attainment of targets, etc.

2.3.8.3.	Non-Measurable Criteria for the Bonus

The Company is entitled to determine, in its sole discretion, that an insignificant component, which does not exceed 20% of the Bonus, will be determined according to non-measurable criteria, as set forth below:

•	The contribution of the officer to the Company’s business, its profitability and stability;

•	The need for the Company to retain an officer with skills, know-how, or unique expertise;

•	The responsibility imposed on the officer;

•	Changes that occurred in the responsibility imposed on the officer during the year;

•	Satisfaction with the officer’s performance (including assessing the degree of involvement of the officer and devotion of efforts in the performance of his duties);

The Compensation Committee and the Board of Directors will consider and approve this component, based, inter alia, on the recommendation and personal assessment given by the official who is in charge of the officer, specifying the relevant reasons underlying the recommendation.

2.3.8.4.
The CEO annual bonus will be 5% of the Company’s net profit if the annual net profit is over 70% of the one defined in the previously approved budget. In addition, the Compensation Committee and Board may grant an annual bonus of up to 2 monthly base salaries, based on their discretion, subject to the limitations in 2.3.9.4.

2.3.8.5.	The Board of Directors shall have discretion to reduce the amount of Annual Bonus to officers.

2.3.9.	Share Based Compensation

2.3.9.1.
The Company shall be entitled to grant to officers options or any other share-based compensation ("Share-based Compensation"), pursuant to an equity plan as adopted or shall be adopted, from time to time and subject to any applicable law.

2.3.9.2.
At the time of the grant, the value of a Share-based Compensation shall be calculated (“Grant Value”), in accordance with the accumulated cost that will be recorded in its respect in the Company's books.

2.3.9.3.	In any event, the aggregate Annual Cash Bonus and the Grant Value for all of the officers of the Company as a group shall not exceed 10% of the annual net profit.

2.3.9.4.
The ratio between the aggregate Annual Cash Bonus and Grant Value, for each officer of the Company and the Base Salary of each officer (including the CEO and an active chairman of the board of directors) shall not exceed 12 times such officer’s monthly base salary.

2.3.9.5.
Any award granted under a share incentive plan will have a four-year vesting schedule, such that 50% of the award will vest on the second anniversary of the grant date and 25% of the award will vest on each of the third and fourth anniversaries of the grant date.

2.3.9.6.
When discussing the grant of a Share-based Compensation to an officer of the Company, the Compensation Committee and the Board of Directors shall consider whether the aforesaid grant is a suitable incentive for increasing the Company's value in the long term, the economic value of the grant, the exercise price and the other terms.

2.3.10.
Term of Employment Agreements
 An employment agreement of an officer will be either ongoing with a notice period or will be for a fixed term that does not exceed 3 (three) years. Upon the expiry of an employment agreement, the agreement may be extended subject to the provisions of Section 2.4 below.

2.3.11.
Claw Back
 Officers shall be required to repay the Company any excess payments made to them which were based on the Company’s performance if such payments were paid based on false and restated financial statements of the Company, provided that such restatement to the Company's financial statements was made within two years following such falsely based payment.

2.4.	Extension of Existing Agreements with Officers

2.4.1.
Prior to approval of the extension of an employment agreement of an officer, the officer’s existing compensation package shall be reviewed and considered based on the parameters set forth in Section 2.1 above.

2.4.2.
In the event that an extension of an employment agreement with an officer involves a change in his or her employment terms, the Compensation Committee will examine whether: (a) the change is considered a "material change" compared to current employment terms; and whether (b) such change is in compliance with the Company's Compensation Policy, for the purpose of identifying the Company's organs required to approve such change.

2.5.	Compensation of Directors

2.5.1
The compensation of the Company's directors (including outside directors and independent directors) shall be within the permitted payment ranges stipulated under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 (“Compensation of Directors Regulations”), as they shall be from time to time.

3.	General

The Compensation Committee and the Board of Directors shall, from time to time, review the Compensation Policy as well as the need to adjust it, based, inter alia, on the considerations and guidelines set forth in this policy. In so doing, they will conduct an examination of changes in the Company’s goals, market conditions, the Company’s profits and revenues in previous periods and in real time, and any other relevant factors.